Exhibit 4

June 14, 2011

Mr. Dennis D. Cirucci, President & CEO
Alliance Bancorp, Inc. of Pennsylvania
541 Lawrence Road
Broomall, PA  19008-3599

Dear Dennis:

PL Capital has reviewed the definitive proxy statement of Alliance Bancorp, Inc. of Pennsylvania (“Alliance” or the “Company”), as filed with the SEC on June 13, 2011, relating to the upcoming July 20, 2011 special meeting of shareholders.  At the special meeting, shareholders are being asked to approve the Company’s 2011 Stock Option Plan and 2011 Recognition and Retention Plan and Trust Agreement.

We believe that certain adjustments should be made to the plans, as discussed below.  Until these adjustments are made, we will not vote to approve the plans and we will likely conduct a “just say no” campaign to defeat the plans.

In addition, we note below an error in the proxy statement that should be corrected.

PL Capital is keenly interested in how companies in which we invest reward and incent their employees, officers and directors.  We are supportive of appropriately structured and reasonable benefit and compensation programs and plans, but opposed to those programs and plans which are inappropriately structured, unearned or undeserved.  As you are aware, we were opposed to the issuance of any options or stock after the Company’s 2007 stock offering until the Company performed better (we were even prepared to undergo a proxy campaign, at significant expense and effort, to support our view).

So, while we believe the newly proposed 2011 Stock Option Plan and 2011 Recognition and Retention Plan and Trust Agreement (collectively, “the Plans”) should be presented to shareholders at the special meeting, we are concerned that certain features of the Plans do not properly align the interests of the Company’s employees, officers and directors interests with those of shareholders.  Specifically, the following features of the Plans must be addressed before PL Capital will vote FOR the Plans:

2011 Stock Option Plan (the “Option Plan”):

(1)	Exercise Price (Section 8.02):

The per share exercise price should be the greater of (a) the Fair Market Value of the stock at the time of grant, or (b) $10.00.

Why?  Insiders should be on a level playing field with the investors who purchased stock at $10.00 in the second step conversion.  Given that the stock price is currently above $10.00, we do not believe this is unreasonable.

(2)	Life of Option in a Change in Control (Section 8.04(b)):

If an insider terminates his employment or service with the Company following a change in control without having fully exercised his options, the Option Plan grants the insider the right to exercise such options during the remainder of the original term (upwards of ten years depending upon the grant date and the change in control date).  We believe this is far too long.  If the Company is sold, option holders should be required to cash out or otherwise exercise the options no later than six months after the transaction closes.

Why?  An acquiring company normally does not want potentially dilutive long term options outstanding when they acquire a company.  Acquirers generally want a defined cost of settling options and other benefit plans.  Unexercised long term options create uncertain costs and will reduce the value shareholders might receive in a transaction.  The Board of Directors of Alliance should not want to tie its hands in merger negotiations this far in advance.

(3)	Lack of Performance Criteria in Vesting Formula (Section 8.03, et al):

We want to see the achievement of specifically defined categories of performance before vesting is “earned.”  However, please note that in a change in control, or due to death or disability, we are not opposed to accelerated vesting of any previously unvested options even if the performance criteria have not yet been met.

Why?  Mere longevity of service does not warrant a reward unless it is tied to long term and short term performance of the Company and the creation of shareholder value.

Please also note that the proxy statement (page 3) has the wrong number for the percentage of shares reserved for the Option Plan.  It says “A total of 325,842 shares of our common stock have been reserved for future issuance pursuant to the Stock Option Plan which is equal to 4.0% of the Shares sold in the Conversion and Reorganization   .”  This should be 10%.  We believe this is a material and substantive disclosure that should be fixed before the proxy is printed and mailed to shareholders.

2011 Recognition and Retention Plan and Trust Agreement (the “RRP”):

Lack of Performance Criteria in Vesting Formula (Section 7.01):

We want to see the achievement of specifically defined categories of performance before vesting is “earned.”  However, please note that in a change in control, or due to death or disability, we are not opposed to accelerated vesting of any previously unvested shares even if the performance criteria have not yet been met.

Why?  Mere longevity of service does not warrant a reward unless it is tied to long term and short term performance of the Company and the creation of shareholder value.

We believe that our proposed adjustments are reasonable and not unduly time consuming to fix.  More importantly, we believe that these adjustments are necessary to ensure that the interests of insiders are aligned with those of shareholders.  We encourage you to speak with other shareholders, large and small, to see what they think of the Plans and our suggested adjustments.

If you do not make the adjustments specified above, we will likely conduct a “just say no” campaign to defeat the Plans.

Given that there is not much lead time before the special meeting, we look forward to hearing from you shortly.  Please contact either of us at your earliest convenience.  Rich can be reached at (973) 360-1666 and John at (630) 848-1340.

Regards,

Richard Lashley	John Wm. Palmer
Principal	Principal